SNET                                          News Release
                                              227 Church Street
                                              New Haven, Connecticut 06510


                                              October 22, 1996


For more information, please contact:

          Kevin Moore              Don Porter
          SNET                     Woodbury Telephone
          (203) 771-2136           (203) 262-0202



     SNET To Acquire Remaining Woodbury Telephone Shares


     Southern New England Telecommunications Corporation (SNET) --

(NYSE:  SNG) -- and The Woodbury Telephone Company --

(NASDAQ OTC:  WBTL) -- announced today that they have

reached an agreement in principle under which SNET will

acquire the remaining 63.5% of outstanding Woodbury

Telephone common shares not currently owned by SNET for an

aggregate consideration of about $30.0 million.  As a

result, Woodbury Telephone will become a wholly-owned

subsidiary of SNET.

     Under the terms of the agreement, common shareholders

of Woodbury Telephone would exchange each outstanding

Woodbury common share for an amount of SNET common shares

having a market value of $43.00 at the closing of the

transaction, subject to certain conditions. The transaction,

which is expected to qualify as a tax-free exchange under

the Internal Revenue Code, is expected to close by mid-1997.

                           -more-


                             -2-

     The agreement is subject to the approval of the

shareholders of Woodbury Telephone, as well as the approvals of the Connecticut Department of Public Utility Control, the

Federal Communications Commission, and the U.S. Department

of Justice.

     The Woodbury Telephone Company, a Connecticut

corporation, is the primary provider of local telephone

service in major portions of the Connecticut towns of

Woodbury, Southbury and Bethlehem, as well as smaller

portions of the towns of Oxford and Roxbury.  As of year end

1995, Woodbury Telephone had annual revenues of $12.6

million; EBITDA (cash flow) of $6.6 million; net income of

$1.8 million; and about 19,000 access lines in service.

Woodbury Telephone also maintains a small ownership interest in Springwich Cellular Limited Partnership, of which SNET

owns 98.6%.

     SNET is a Connecticut-based telecommunications company

reaching beyond its traditional borders to offer wireline,

wireless and information and entertainment services,

including local, national and international calling; mobile

communications; and publishing, information and advertising.

The company is building I-SNET, Connecticut's broadband,

information superhighway to serve all its customers.

                             ##